(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-31223 CUSIP NUMBER 706552 10 6

For the Period Ended September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PEMSTAR INC.

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

3535 TECHNOLOGY DRIVE N.W.

Address of Principal Executive Office (Street and Number)

ROCHESTER, MN 55901

City, State and Zip Code

PART II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As previously announced in Form 8-K, dated November 3, 2004, on November 3, 2004, the Company announced that it has launched an investigation of certain accounting discrepancies related to its Guadalajara, Mexico facility. Difficulty in obtaining satisfactory explanations for specific items, which were identified during the Company’s normal reconciling process, led to the investigation. At this time, the Company believes this issue may impact previously reported fiscal periods. Although current estimates put the amount at issue at $6 million or less of potential net income exposure, the Company cannot at this time be certain that it has identified the size or the entire potential impact on its Mexico financial results. The Company currently believes that the outcome of this review will not affect ongoing operations of its Guadalajara, Mexico facility.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory S. Lea (Name)	(507) (Area Code)	288-6720 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the investigation of the matters discussed above is not completed, the content and extent of the potential adjustments to results of operations from the corresponding period for the last fiscal year can not reasonably be estimated.

Pemstar Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004	By:	/s/ Gregory S. Lea
Gregory S. Lea,
Executive Vice President and Chief Financial Officer